18

Follow-Up Materials

03024423

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Argent Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

FILE NO. 82- 5091 FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

*DATE* : 7/10/03

# ARGENT RESOURCES LTD.

# 2003 ANNUAL GENERAL MEETING

**2003 Annual General Meeting**
**Materials Attached:**

Notice of Meeting

Information Circular

Proxy

Financial Statements

AR/S
11-30-02

**The 2003 Annual General Meeting of the shareholders of Argent Resources Ltd. is being held at 620 – 650 W. Georgia St, Vancouver, B.C., V6B 4N9, on Wednesday, May 14, 2003 at 10:00 a.m.**

**Argent Resources Ltd.**
Suite 620 – 650 W. Georgia Street
Vancouver, British Columbia, V6B 4N9
Phone: (604) 681-0405 and Fax: (604) 687-4670

## ARGENT RESOURCES LTD.

## NOTICE OF ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting (the "*Meeting*") of the shareholders of **ARGENT RESOURCES LTD.** (the "*Company*") will be held at Suite 620 - 650 West Georgia Street, Vancouver, British Columbia, on Wednesday, the 14th day of May, 2003 at 10:00 a.m. for the following purposes (the "*Notice of Meeting*"):

1. To receive, consider and approve the report of the Directors to the shareholders of the Company.

2. To receive and consider the audited financial statements of the Company for the year ended November 30, 2002 together with the report of the auditors of the Company on those audited financial statements of the Company.

3. Approval of the acts of the Directors of the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that the actions, deeds and conduct of the Directors of the Company on behalf of the Company since the date of the last Annual General Meeting of the Company are hereby ratified and confirmed."

4. Approval of appointing Davidson & Company as auditor of the Company. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Davidson & Company be appointed as auditor of the Company until the next Annual General Meeting of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors of the Company, and that the Directors of the Company are hereby authorized to fix the remuneration."

5. Election of Directors of the Company. To consider and, if thought advisable, pass an ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that Gary Schellenberg, Bernard Dewonck, John Fraser and Donald Penner be appointed as Directors of the Company until the next Annual General Meeting of the Company or until a successor is appointed."

6. Approval of Future Financings by the Company. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

   "RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the Company to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"); that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company."

7. Approval of Fixing the Number of Directors of the Company between Meetings To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the number of Directors of the Company for the ensuing year be fixed at not less than three and no more than ten until the next Annual General Meeting of the Company (the "*Fixed Number of Directors*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without the further approval of the shareholders of the Company."

8. Approval of Adoption of a New Stock Option Plan To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed and new stock option plan (the "*Stock Option Plan*") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan until the next annual general meeting of the Company a maximum of up to 961,482 common shares of the Company's share capital; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company; and furthermore, that the Directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of this resolution."

9. Approval of the Granting of Stock Options Under the New Proposed Stock Option Plan. To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities."

10. Approval of Discretion to Fix Number of Directors, Adoption of a New Stock Option Plan and the Granting of Stock Options under the New Proposed Stock Option Plan To consider and, if thought advisable, pass the following ordinary resolution, with or without amendment:

"RESOLVED, by ordinary resolution, that, subject to applicable corporate and securities laws and regulatory authorities, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Fixed Number of Directors, Adoption of a New Stock Option Plan and the Granting of Stock Options under the New Proposed Stock Option Plan at any time without the further approval of the shareholders of the Company."

11. Other Business. To transact any other business which may properly come before the Meeting.

**Information relating to the matters to be brought before the Meeting is set forth in the Information Circular which accompanies this Notice of Meeting and which is supplemental to and expressly made a part of this Notice of Meeting.**

**It is important that your common shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.**

**DATED** at Vancouver, British Columbia, on this 9th day of April, 2003.

**BY ORDER OF THE BOARD OF DIRECTORS OF ARGENT RESOURCES LTD.**

*"Bernard Dewonck"*

Bernard Dewonck
President
and a Director

## ARGENT RESOURCES LTD.

## INFORMATION CIRCULAR

### FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ARGENT RESOURCES LTD. TO BE HELD ON MAY 14, 2003

### SOLICITATION OF PROXIES

This information circular (the "*Information Circular*") is furnished in connection with the solicitation of proxies by the management of **ARGENT RESOURCES LTD.** (the "*Company*") for use at the Annual General Meeting (the "*Meeting*") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

### APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his common shares at the Meeting by completing the form of proxy (the "*Proxy*") provided with this Information Circular. The persons named as proxyholder on the accompanying Proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the Proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed Proxy forms must be deposited with Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours before the time of the Meeting.

### REVOCATION OF PROXY

A Proxy may be revoked either by signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

### EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of Proxy will vote the common shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them.

In the absence of any such direction such common shares will be voted in favour of the matters described on the Proxy.

The enclosed form of Proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of Proxy. At the time of printing this Information Circular management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the articles or memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

## RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on **April 9, 2003.**

## PRINCIPAL HOLDERS OF COMMON SHARES AND VOTING RIGHTS

The Company is authorized to issue 100,000,000 common shares without par value of which 9,614,824 common shares are issued and outstanding as of the date hereof. The Company has no other class of voting securities.

Holders of the outstanding common shares in the capital of the Company on the record date will, on a poll or ballot, be entitled to such votes per common share as provided by the Articles and Memorandum of the Company, provided they are present in person or by Proxy.

To the knowledge of management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction, over common shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

| Member | Number of Common Shares | Percentage of Issued |
|---|---|---|
| CDS & Co. (1) | 6,902,809 (2) | 71.8 % |
| Teck Cominco Corporation (3) | 1,700,000 (2) | 17.7% |
| Gary Schellenberg | 1,104,902 | 11.5% |

Notes:

(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.

(2) This information was supplied to the Company by the Company's registrar and transfer agent, Pacific Corporate Trust Company.

(3) Teck Cominco Corporation is a public company listed on the Toronto Stock Exchange.

## SHARE HOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting Proxies by issuance of the within Information Circular. Those persons, their present offices, and their common shares beneficially owned in the Company, directly or indirectly, are as follows:

| Name | Office | Number of Common Shares |
|---|---|---|
| Gary Schellenberg | Chief Executive Officer, Director and Chairman | 1,104,902 |
| Bernard Dewonck | President and a Director | 165,811 |
| John Fraser | A Director | 0 |
| Donald Penner | A Director | 10,000 |
| Eileen Browne | Secretary | 0 |

## ADVANCE NOTICE OF MEETING

An advance Notice of Meeting was published in a Vancouver newspaper on March 18, 2003.

## FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ending November 30, 2002 will be placed before the Meeting for review by the shareholders of the Company.

## APPOINTMENT OF AUDITORS

Management of the Company will recommend to the Meeting to appoint Davidson & Company, as auditor of the Company, and to authorize the Directors of the Company to fix the auditor's remuneration. Davidson & Company was first appointed auditor of the Company May 9, 2000.

## REMUNERATION OF MANAGEMENT AND OTHERS

### Executive Compensation

The Company's fiscal year end is the 30th day of November.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created three Executive Offices, namely that of President, Secretary, and Chief Executive Officer. In this regard the Company's named Executive Officers (collectively, the "*Named Executive Officers*") are as follows:

Gary Schellenberg - Mr. Schellenberg was appointed the Chief Executive Officer and Director of the Company on September 22, 1997.

Bernard Dewonck - Mr. Dewonck was appointed the President and Director of the Company on May 25, 1998.

John Fraser – Mr. Fraser was appointed a Director of the Company on January 10, 2003.

Donald Penner – Mr. Penner was appointed a Director of the Company on June 26, 2001.

Eileen Browne – Ms. Browne was appointed the Secretary of the Company on June 20, 2000.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

"*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;

"*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and

"*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as conpensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

**FORM 41**
***Securities Act***
**Statement of Executive Compensation**

Summary Compensation Table

The following table details the compensation received by the named executive officer (the "*Named Executive Officer*") of the Company during the three most recently completed financial years:

| **Summary Compensation Table** | | | | | | |
|---|---|---|---|---|---|---|
| | Annual Compensation | | | | Long-Term Compensation | |
| Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Other Annual Compensation ($) (e) | Securities under Options Granted (#) (f) | Restricted Shares or Restricted Share Units (g) |
| **Gary Schellenberg** [(1)] Chief Executive Officer and a Director | 2002<br>2001<br>2000 | 19,673<br>42,000<br>42,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| **Bernard Dewonck** President and a Director | 2002<br>2001<br>2000 | 13,673<br>27,000<br>18,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| **John Lando** A Director | 2002<br>2001<br>2000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |
| **Eileen Browne** Secretary | 2002<br>2001<br>2000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil |

Notes:

(1) Gary Schellenberg is paid as a corporate administrator and consultant through 519820 B.C. Ltd., a private B.C. company of which Gary Schellenberg owns 50%, at $3,500/mo.

**The Company anticipates that compensation will be provided by the Company during the Company's next financial year to certain of the Named Executive Officers of the Company and in conjunction with certain management and administrative services to be provided to the Company by such Named Executive Officers.**

*__Long-term Incentive Plans - Awards in most recently completed Financial Year__*

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in favour of its Named Executive Officers.

*__Options/SAR Grants during the most recently completed Financial Year__*

No individual grants of Options to purchase or acquire securities of the Company or any of its subsidiaries (whether or not in tandem with SARs) or any freestanding SARs were granted or were in effect and in favour of any of the Company's Named Executive Officers during the Company's most recently completed financial year (see the section captioned "Stock Options" hereinbelow for further particulars in this regard).

***Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value***

No Options (or tandem SARs) or freestanding SARs were exercised during the Company's most recently completed financial year by any of the Company's Named Executive Officers, and the aggregate net value of common shares under Option (or tandem SARs) or freestanding SARs (market value less exercise price) as at the date of the Company's most recently completed financial year end was Nil.

***Defined Benefit Plans***

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

**__Compensation of Directors__**

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Company's current Directors for services rendered to the Company as consultants or experts, other than as outlined in the Summary Compensation Table above

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's current Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts, other than the management contract currently in place with 519820 B.C. Ltd, of which Gary Schellenberg owns 50%, and ongoing consulting services provided by Bernard Dewonck ;

(e) no SARs or LTIPs were outstanding or in effect in favour of any of the Company's Directors; and

(f) no Options were outstanding and in favour of any Directors of the Company who are not also Named Executive Officers of the Company.

## MANAGEMENT CONTRACTS

During the Company's most recently completed financial year ended November 30, 2002, the Company paid or accrued $42,000 for corporate administration and consulting services to 519820 B.C. Ltd., a private B.C. company, which is controlled by a director of the Company.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed hereinabove, none of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

## ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next Annual General Meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Meeting. Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED, SHAREHOLDERS OR SPECAIL WARRANT HOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors of the Company at the Meeting.

| Name and Address | Occupation | Director Since | Number of Shares Beneficially Owned/Controlled Directly/Indirectly |
|---|---|---|---|
| **Gary Schellenberg** | Chief Executive Officer and a Director of the Company. | September 22, 1997 | 1,104,902 |
| **Bernard Dewonck** | President and a Director of the Company and consulting geologist | May 25, 1998 | 165,811 |
| **John Fraser** | Director of the Company and consulting geologist | January 10, 2003 | 0 |
| **Donald Penner** | Director of the Company and consulting geologist | June 26, 2001 | 10,000 |

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the nominees for Directors of the Company are ordinarily resident in Canada.

**PARTICULARS OF OTHER MATTERS TO BE ACTED UPON**

Management of the Company is presently seeking shareholder consideration and ratification of the following matters. In this regard, and where referenced, "*ordinary resolution*" is herein defined to mean a resolution passed by a majority of not less than one-half (1/2) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at this Meeting of the Company, and, in addition, "*special resolution*" is herein defined to mean a resolution passed by a majority of not less than three-quarters (3/4s) of the votes cast by members of the Company who, being entitled to do so, vote in person or by Proxy at these Meeting of the Company.

**Approval of Future Financings by the Company**

One of the sources of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing programs the Company might arrange private placement subscriptions or public offerings of shares or securities convertible into shares.

As set forth in the attached Notice of Meeting, shareholders are also being asked to hereby pass an ordinary resolution allowing the Company's Directors to permit the Company, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, that being at present the Exchange, to enter into one or more distributions of securities of the Company, during the ensuing 12 month period, providing for the issuance by the Company of such number of common shares (or units consisting of up to one common share and up to one common share purchase warrant) of the Company in accordance with the terms of any proposed private placement, shares for debt, rights offering or prospectus financing or financings, and any corresponding agent's warrants or finder's fees or commissions resulting and payable therefrom, at such price or prices (less any allowable discounts), in such amount or amounts and to such individuals or entities as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities (collectively, the "*Financing*"), that the shareholders of the Company approve any possible effective change in control of the Company resulting from the completion of any such Financing transaction or transactions; and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of any proposed Financing at any time without the further approval of the shareholders of the Company.

It is not the current intention of management to issue the entire number of common shares authorized pursuant to the proposed Financing resolution; however, it is the policy of the Exchange that the shareholders of the Company are required to approve a private placement (including common share purchase warrants granted as part of such placement) if the number of common shares to be issued to one placee, or to a group of placees who intend to vote their common shares as a group, is equal to or greater than 20% of the number of the Company's common shares outstanding after giving effect to the issuance of the private placement common shares (including the exercise of any common share purchase warrants attached thereto). In addition, shareholder approval is required if the private placement may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block. Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next 12 months. Blanket approval may, and subject to prior Exchange approval, obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

Any future private placement will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each future and proposed private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company; however, the subscription prices will comply with the policies of the Exchange. The following sets out the policy of the Exchange on pricing of private placements.

In a private placement of equity shares, the purchase price shall not be less than the market price for those shares. The Exchange defines "*market price*" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company's authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to a hold period imposed under the Securities *Regulation* (which securities are required to be legended if the company is an exchange issuer), less the following discounts from the closing price:

| Closing Price | Discount |
|---|---|
| Up to $0.50 | 25%; |
| $0.51 to $2.00 | 20%; and |
| above $2.00 | 15%; |

and not less than $0.10 per share.

The Exchange defines "agreement day" as the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement. In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement transactions with placees wherein the placees in each private placement may or may not deal at arm's length to the Company, the Company may be required to seek shareholder approval for private placements negotiated thereafter. In order to approve the ordinary resolution, a majority of the votes cast at the Meeting must be voted in favour thereof.

**Approval of Fixing the Number of Directors of the Company**

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the number of Directors of the Company for the ensuing year be fixed at not less than three and no more than ten until the next Annual General Meeting of the Company (the "*Fixed Number of Directors*"); and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors at any time without the further approval of the shareholders of the Company.

**Approval of Adoption of a New Stock Option Plan**

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the shareholders of the Company hereby approve and authorize the adoption by the Company of a proposed and new stock option plan (the "*Stock Option Plan*") to: (i) fix the maximum number of common shares for which options may be granted under the Stock Option Plan until the next annual general meeting of the Company a maximum of up to 961,482 common shares of the Company's share capital; (ii) specify that the options issued pursuant to the Stock Option Plan are non-transferable; and (iii) specify that in no event may the maximum number of shares reserved for any one individual under the Stock Option Plan exceed 5% of the issued and outstanding share capital of the Company; that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the Stock Option Plan at any time without the further approval of the shareholders of the Company; and furthermore, that the Directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of this resolution.

On August 21, 2002, the TSX Venture Exchange (the "Exchange") published its revised Corporate Finance Manual. Under the Exchange's revised policy governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Company currently has no stock option plan and has granted stock options on an individual basis.

Prior to the meeting date the directors of the Company will, subject to shareholder and regulatory approval, consider and approve a stock option plan (the "Plan"), pursuant to which up to 961,482 common shares will be available for purchase upon the exercise of options (10% of the issued and outstanding common shares as of the record date). The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan will be available at the Meeting for review by the shareholders. In addition, upon request, shareholders may obtain a copy of the Plan from the Company prior to the Meeting.

***Plan***

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants of the Company and any of its affiliate, and consultant companies. A consultant (a "Consultant") is defined under B.C. Instrument 45-507 as an individual (or a company wholly owned by individuals) who:

(a) is engaged to provide on a *bona fide* basis consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer, other than services provided in relation to a distribution and, in the case of senior-listed issuers only, includes consultants conducting investor relations activities,

(b) provides the services under a written contract between the issuer or the affiliated entity and the individual or a consultant company or consultant partnership of the individual, and

(c) in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer.

As the Company is not a "senior listed issuer", it will not be able to grant options to Consultants conducting investor relations activities at this time.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

If a stock option expires or otherwise terminates for any reason, the number of common shares in respect of that expired or terminated stock option shall again be available for the purposes of the Plan.

The Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any option awarded prior to the date of such termination. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or expires or is otherwise terminated in accordance with the provisions of the Plan.

The Plan provides that other terms and conditions, including vesting schedules, may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the issuance of common shares upon the exercise of stock options granted under the Plan result in:

(a) the number of options awarded in a one-year period to any one Consultant exceeding 2% of the issued shares of the Company (calculated at the time of award);

(b) the number of options awarded in a one-year period to any one individual exceeding 5% of the outstanding shares of the Company (calculated at the time of award);

(c) the aggregate number of options awarded in a one-year period to Employees undertaking investor relations activities exceeding 2% of the issued shares of the Company (calculated at the time of award); or

(d) the aggregate number of common shares reserved for issuance to any one individual upon the exercise of options awarded under the Plan or any previously established and outstanding stock option plans or grants, exceeding 5% of the issued shares of the Company (calculated at the time of award) in a one-year period.

Options granted under the Plan will be for a term not to exceed five years from the date of their grant. Unless the Company otherwise decides, in the event an option holder ceases to be a Consultant or employee of the Company (other than by reason of death), the stock option will expire on the earlier of the expiry date stated in the option certificate ("Fixed Expiry Date") and the 90th day following the date of termination, unless the holder holds the stock option as an employee of the Company performing investor relations activities, in which case the stock option will expire on the earlier of the Fixed Expiry Date and the 30th day following the date of termination. In the event an option holder ceases to be a director or senior officer of the Company (other than by reason of death), the stock option will expire on the earlier of the Fixed Expiry Date or 90 days following the date the director or senior officer ceases to be a director or senior officer of the Company. Notwithstanding the foregoing, a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of ceasing to meet the qualifications under the *Company Act* (British Columbia), a special resolution is passed by the shareholders, or an order is made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or Consultant ceases to be an employee or Consultant as a result of an order made by a regulatory authority. In the event of the death of an option holder, the stock option will expire six months after the date of death or on the Fixed Expiry Date, whichever is earlier.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date would typically be the closing trading price of the Company's common shares on the last trading day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount to be determined by the Board, which shall in any event not exceed the amount set forth under Policy 1.1 of the Exchange's Corporate Finance Manual.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the option holder in the event of the option holder's death or incapacity.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The Company will ask its members to vote on resolutions to approve the Plan at the Meeting.

**Approval of the Granting of Stock Options under the New Proposed Stock Option Plan**

As set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, by way of ordinary resolution, with or without amendment, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the Company approve the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

**Approval of Discretion to Fix the Number of Directors, Adoption of a New Stock Option Plan and the Granting of Stock Options under the New Proposed Stock Option Plan**

As finally set forth in the attached Notice of Meeting, management of the Company hereby also proposes to seek shareholder approval, and again by way of ordinary resolution, with or without amendment, that, subject to applicable corporate and securities laws and regulatory authorities, the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Fixed Number of Directors, Adoption of a New Stock Option Plan and the Granting of Stock Options under the New Proposed Stock Option Plan at any time without the further approval of the shareholders of the Company.

**Other Matters**

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting the common shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by Proxy.

**Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.**

**DATED** at Vancouver, British Columbia, on this 9th day of April, 2003.

**BY ORDER OF THE BOARD OF DIRECTORS OF ARGENT RESOURCES LTD.**

***"Bernard Dewonck"***

Bernard Dewonck
President and Director

**BCSC** British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

*Freedom of Information and Protection of Privacy Act:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

## *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT Y M D |
|---|---|---|
| ARGENT RESOURCES LTD. | 02 \| 11 \| 30 | 03 \| 02 \| 20 |

| | | | | |
|---|---|---|---|---|
| ISSUER ADDRESS: 620 – 650 WEST GEORGIA STREET, P.O. BOX 11604 | | | | |
| CITY/ VANCOUVER | PROVINCE BC | POSTAL CODE V6B 4N9 | ISSUER FAX NO. 604-687-4670 | ISSUER TELEPHONE NO. 604-681-0405 |
| CONTACT PERSON GARY SCHELLENBERG | | CONTACT'S POSITION DIRECTOR | | CONTACT TELEPHONE NO. 604-681-0405 |
| CONTACT EMAIL ADDRESS gschel@netrover.com | | WEB SITE ADDRESS argentresources.com | | |

## *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y M D |
|---|---|---|
| [signature] | GARY SCHELLENBERG | 03 \| 04 \| 15 |
| [signature] | BERNARD DEWONCK | 03 \| 04 \| 15 |

FIN51-901F Rev.2000/12/19

19

## SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended November 30, 2002.

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited financial statements for the year ended November 30, 2002.

2. See Note 12 of the attached audited financial statements.

3. a) For the year to date, common shares were issued as follows:

| Date | Type of Security | Type of Issue | Number of Shares | Price per Share | Total Value | Type of Consideration | Commissions |
|---|---|---|---|---|---|---|---|
| November 14, 2002 | Common shares | Debt settlement | 1,906,390 | $ 0.19 | $ 362,214 | Debt settlement | $ - |
| November 14, 2002 | Common shares | Debt settlement | 511,431 | 0.10 | 51,143 | Debt settlement | - |
| November 14, 2002 | Common shares | Mineral property option | 60,000 | 0.19 | 11,400 | Mineral property interest | - |
| November 14, 2002 | Common shares | Debt settlement | 850,000 | 0.4509 | 383,278 | Debt settlement | - |
| November 27, 2002 | Common shares | Debt settlement | 27,243 | 0.19 | 5,176 | Debt settlement | - |

   b) No incentive stock options were granted during the year ended November 30, 2002.

4. a) Authorized: 100,000,000 common shares without par value

   b) Issued: 9,614,824 common shares with a stated value of $6,705,468.

   c) There are no incentive stock options outstanding at November 30, 2002.

   d) There are no shares held in escrow or subject to a pooling agreement.

5. List of directors and officers:
   Gary Schellenberg – Director and CEO
   Bernard Dewonck – Director and President
   John Lando – Director (resigned January 10, 2003)
   Donald Penner – Director
   John Fraser – Director
   Eileen Browne – Secretary

20

## SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

### A) Description of Business

Argent Resources Ltd. is currently an active company classified as a resource issuer, having acquired a mineral property of merit.

Prior to the acquisition of the mineral property, the Issuer's principal asset consisted of its share holdings in Secureview Systems Inc. and therefore according to TSX regulations was no longer a resource company and had to go through a change in business. The Issuer completed a transaction that divested it of the share holdings for promissory notes, which were subsequently written-down (see section C below).

### B) Discussion Of Operations

At Argent's 2002 Annual General Meeting held on May 22, 2002, management sought and received shareholder approval for a possible share consolidation as well as a possible change of control in the event that post consolidation shares are issued for debt. These measures were not implemented.

On June 26, 2002 Argent was suspended from trading by order of the TSX Venture Exchange as a result of the company terminating its proposed Change of Business as mentioned in its news release dated April 25, 2002, not maintaining Tier 2 maintenance requirements and having been designated an Inactive Issuer for more than 18 months. This action was anticipated by management as it had requested direction from the TSX Compliance Department to expedite the resumption of trading of Argent's securities. The company was required to submit a reactivation plan that included acquisition of a property of merit in order to reactivate as a resource issuer, have working capital to maintain operations for six months and reduce outstanding debts.

Argent signed a formal agreement dated July 19,2002 with Eastfield Resources Ltd., which was approved by the TSX Venture Exchange ("TSX"), whereby Argent has an option to earn up to a 70% interest in the 92 unit Iron Lake copper-gold-palladium property located in the Cariboo region of BC. Argent may earn a 55% interest in the Iron Lake property by making staged share issuances totalling 300,000 common shares, option payments totalling $100,000 and completing exploration work totalling $1,000,000 within the five-year term of the agreement. The TSX has also approved the independent geological report on the property.

Argent negotiated a $150,000 loan from 515175 B.C. Ltd., DBA Capital Associates, to be used for exploration on the Iron Lake property and for working capital. The loan has a term of one year at a 12% interest rate per annum. This transaction was approved by the TSX.

Argent received approval from the TSX for a debt settlement plan involving both cash settlements to certain creditors and shares for debt to others. A total of 3,295,064 shares were issued.

Argent also completed a transaction that divested it of the share holdings in Secureview Systems Inc., for promissory notes, thereby eliminating the share holdings as its principal asset and the requirement of a change of business.

Having met the TSX requirements for reactivation, trading in Argent shares on the TSX resumed on October 3, 2002.

## SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

### C) Discussion of Financial Operations

i) Deferred Exploration Expenditures

The Issuer had deferred exploration expenditures in this year of $5,612 primarily for consulting on the Iron Lake Property.

ii) Financial Information

Since incorporation the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.

For the year ended November 30, 2002, the Issuer has posted a loss of $496,562 for the year ended November 30, 2001, the loss was $414,117.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 9,614,824 shares outstanding on a fully diluted basis.

iii) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by a Director and 50% by the spouse of a Director. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. No fees were accrued or paid in the third quarter. Total fees of $4,673 were accrued or paid in the fourth quarter.

iv) Investor Relations

Investor relations activities continued during a majority of the year to a limited extent, consisting primarily of responses by management to inquiries received. Effective October 1, 2002, the Issuer entered into an investor relations agreement for $5,000 per month which can be terminated on fourteen days notice.

v) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

vi) Transactions Requiring Regulatory Approval

All transactions prior to year end requiring regulatory approval have received such approval.

## *SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS*

### D) Subsequent Events

Argent arranged a non-brokered private placement of 6 million units at $0.15 per unit to total $900,000. Each unit consists of 1 share plus 1 share purchase warrant which can be exercised over a 2-year period at $0.20 during the first year and at $0.25 during the second year. The proceeds of the private placement will be used to evaluate several potential Canadian gold project acquisitions, advance the Company's Iron Lake prospect in B.C., repayment of loans and for general corporate purposes. A 5% finder's fee is payable an a portion of this placement. Regulatory approval has been received for this placement.

Mr. John Fraser, P.Geo. has been appointed to the Board of Directors. Mr. John Lando has resigned as Director to allow for the appointment of Mr. Fraser.

Argent has granted stock options to certain directors and employees of Argent entitling them to purchase up to 900,000 common shares of the capital stock in the Company at a price of $0.15 for the next two years. This stock option plan is subject to shareholder ratification at the Company's Annual General Meeting on May 14, 2003.

The Company has signed a letter agreement to enter into a formal option agreement with Black Pearl Minerals Consolidated Inc. ("Pearl") whereby Argent can earn up to a 60% interest in Pearl's 100% owned Nickel Offsets Gold Deposit, located in Tully Township, Porcupine Mining Division, approximately 40km northeast of Timmins, Ontario

Highlights of the option agreement include Argent spending $3 million Cdn. over a 4 year period to earn a 60% interest in the deposit, paying Pearl $25,000 on signing, $25,000 upon exchange approval, $50,000 upon completion of a 45 day due diligence period and cash payments of $50,000 for four years. In any year during the initial vesting period that a minimum work program of $500,000 is not completed, an additional $50,000 fee will be paid to Pearl by Argent. Upon Argent earning its 60% interest, a joint-venture will be formed with Pearl. Any party diluting below a 10% interest will convert to a 10% NPI. Pearl has granted Argent a one-time election after vesting its interest to earn an additional 10% interest in the property by completing a feasibility study. The above agreement is subject to regulatory approvals, and a finders fee is payable with respect to this transaction.

ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

NOVEMBER 30, 2002

24

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

**AUDITORS' REPORT**

To the Shareholders of
Argent Resources Ltd.

We have audited the balance sheets of Argent Resources Ltd. as at November 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

Chartered Accountants

February 27, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

**ARGENT RESOURCES LTD.**
BALANCE SHEETS
AS AT NOVEMBER 30

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current** | | | | |
| Cash | $ | 69,525 | $ | 6,724 |
| Receivables | | 1,928 | | 53,972 |
| Notes receivable (Note 4) | | 31,300 | | - |
| | | 102,753 | | 60,696 |
| **Long-term investment** (Note 5) | | - | | 315,000 |
| **Capital assets** (Note 6) | | 1,158 | | 1,829 |
| **Mineral properties** (Note 7) | | 17,012 | | - |
| | $ | 120,923 | $ | 377,525 |
| ***LIABILITIES AND SHAREHOLDERS' DEFICIENCY*** | | | | |
| **Current** | | | | |
| Accounts payable and accrued liabilities | $ | 47,010 | $ | 138,525 |
| Notes payable (Note 8) | | 35,000 | | 653,147 |
| | | 82,010 | | 791,672 |
| **Debenture payable** (Note 9) | | 136,411 | | - |
| | | 218,421 | | 791,672 |
| **Shareholders' deficiency** | | | | |
| Capital stock (Note 10) | | 6,705,468 | | 5,892,257 |
| Deficit | | (6,802,966) | | (6,306,404) |
| | | (97,498) | | (414,147) |
| | $ | 120,923 | $ | 377,525 |

**Nature and continuance of operations** (Note 1)
**Subsequent** *events* (Note 16)
**On behalf of the Board:**

_________________ Director _________________ Director

The accompanying notes are an integral part of these financial statements.

**ARGENT RESOURCES LTD.**
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED NOVEMBER 30

| | 2002 | 2001 |
|---|---|---|
| **EXPENSES** | | |
| Administration fees | $ 7,000 | $ 12,000 |
| Amortization | 671 | 841 |
| Consulting fees | 15,294 | 27,000 |
| Financing fees | - | 25,771 |
| Interest and loan bonus | 33,643 | 39,327 |
| Management fees | 19,673 | 30,000 |
| Office and miscellaneous | 10,171 | 22,191 |
| Professional fees | 29,777 | 57,984 |
| Property evaluation | - | 11,547 |
| Rent | 24,971 | 25,000 |
| Shareholder communications | 10,884 | 8,747 |
| Transfer agent and filing fees | 10,778 | 8,441 |
| Travel | - | 2,398 |
| | (162,862) | (271,247) |
| **OTHER ITEMS** | | |
| Loss on settlement of advances (Note 3) | - | (142,870) |
| Write-off of receivable (Note 3) | (50,000) | - |
| Write-down of notes receivable (Note 4) | (283,700) | - |
| | (333,700) | (142,870) |
| **Loss for the year** | (496,562) | (414,117) |
| **Deficit, beginning of year** | (6,306,404) | (5,892,287) |
| **Deficit, end of year** | $ (6,802,966) | $ (6,306,404) |
| **Basic and diluted loss per share** | $ (0.08) | $ (0.07) |
| **Weighted average number of shares outstanding** | 6,405,861 | 6,174,245 |

The accompanying notes are an integral part of these financial statements.

**ARGENT RESOURCES LTD.**
STATEMENTS OF CASH FLOWS
YEAR ENDED NOVEMBER 30

| | 2002 | 2001 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Loss for the year | $ (496,562) | $ (414,117) |
| Items not affecting cash: | | |
| Amortization | 671 | 841 |
| Interest accrued | 29,368 | 31,287 |
| Shares issued for loan bonus | - | 7,000 |
| Loss on settlement of advances | - | 142,870 |
| Write-off of receivable | 50,000 | - |
| Write-down of notes receivable | 283,700 | - |
| Changes in non-cash working capital items: | | |
| (Increase) decrease in receivables | 2,044 | (892) |
| Increase in accounts payable and accrued liabilities | 69,192 | 79,644 |
| Cash used in operating activities | (61,587) | (153,367) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Mineral properties | (5,612) | - |
| Cash used in investing activities | (5,612) | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from debenture payable | 150,000 | 35,000 |
| Repayment of debenture payable | (20,000) | - |
| Capital stock issued | - | 106,400 |
| Cash provided by financing activities | 130,000 | 141,400 |
| **Change in cash position during the year** | 62,801 | (11,967) |
| **Cash position, beginning of year** | 6,724 | 18,691 |
| **Cash position, end of year** | $ 69,525 | $ 6,724 |

**Supplemental disclosures with respect to cash flows** (Note 11)

The accompanying notes are an integral part of these financial statements.

18

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploration and development of mineral properties. In fiscal 2001, the Company abandoned its attempt to acquire a software development, training and consulting company (Note 3).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

| | 2002 | 2001 |
|---|---|---|
| Deficit | $ (6,802,966) | $ (6,306,404) |
| Working capital (deficiency) | 20,743 | (730,976) |

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Capital assets and amortization

Capital assets are recorded at cost and are amortized annually over their estimated useful life using the following methods:

| | |
|---|---|
| Computer software | 3 years straight-line |
| Computer equipment | 30% declining balance |

### Long-term investment

The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.

Portfolio investments are accounted for on the costs basis. Declines in market value below costs are recognized when such declines are considered to be other then temporary.

**2. SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

**Mineral properties**

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

**Deferred exploration costs**

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production.

**Environmental protection and rehabilitation costs**

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

**Values**

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

**Stock-based compensation**

The Company grants incentive stock options in accordance with the policies of the TSX Venture Exchange ("TSX-V") as described in Note 10. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

**Income taxes**

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

**Earnings (loss) per share**

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

3. **ADVANCES TO LUTE LINUX.COM CORP.**

During fiscal 2000, the Company entered into an agreement to acquire 100% of the issued and outstanding share capital of Lute Linux.com Corp. ("Lute") pursuant to which the Company advanced $273,000 to Lute.

During fiscal 2001, the agreement was terminated. As settlement of the $273,000 in advances to Lute, the Company received 2,000,000 common shares of Secureview Systems Inc. ("Secureview"), a company listed on the TSX-V. Secureview is a related party by virtue of a common director. In addition, Secureview was required to pay the Company $50,000, and the Company assumed Lute's debt to Quest Ventures Inc. ("Quest") in the amount of $200,000 plus accrued interest. During the current year, the Company issued 1,356,982 common shares to settle the amount owing to Quest (Note 8). The settlement resulted in the Company incurring a loss totalling $142,870 during fiscal 2001. During the current year, the company wrote-off the amount of $50,000 due from Secureview.

4. **NOTES RECEIVABLE**

The notes receivable totaling $31,300 are non interest bearing, mature on September 12, 2003 and are secured by 2,000,000 common shares of Secureview (Note 5). The notes receivable, originally for $315,000 (US $200,000), were received in exchange for the common shares of Secureview (Note 3) and were subsequently written down by $283,700 to reflect the market value of the 2,000,000 Secureview shares held as collateral.

5. **LONG-TERM INVESTMENT**

The investment consisted of 2,000,000 common shares of Secureview (Note 3) which were sold for cost during the current year in exchange for notes receivable of $315,000 (US $200,000) (Note 4).

## 6. CAPITAL ASSETS

| | 2002 | | | | | | 2001 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Cost | | Accumulated Amortization | | Net Book Value | | Cost | | Accumulated Amortization | | Net Book Value |
| Computer software | $ | 810 | $ | 586 | $ | 224 | $ | 810 | $ | 315 | $ | 495 |
| Computer equipment | | 2,471 | | 1,537 | | 934 | | 2,471 | | 1,137 | | 1,334 |
| | $ | 3,281 | $ | 2,123 | $ | 1,158 | $ | 3,281 | $ | 1,452 | $ | 1,829 |

## 7. MINERAL PROPERTIES

| | | | | | Total | | | |
|---|---|---|---|---|---|---|---|---|
| | | Acquisition Costs | | Deferred Exploration Costs | | 2002 | | 2001 |
| Iron Lake Claims, British Columbia | $ | 11,400 | $ | 5,612 | $ | 17,012 | $ | - |

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

### Iron Lake Claims, British Columbia

The Company entered into an option agreement with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest in the Iron Lake Claims located in British Columbia. To earn a 55% interest, the Company is required to incur $1,000,000 in exploration expenditures, make cash payments totalling $100,000 and provide a staged issuance of 300,000 common shares of the Company over the next four years. To earn an additional 15%, the Company must incur an additional $1,000,000 in exploration expenses.

During the current year, the Company incurred $5,612 on exploration expenditures and issued 60,000 shares valued at $11,400.

7. **MINERAL PROPERTIES** (cont'd...)

**Deferred exploration costs**

| | Iron Lake Claims British Columbia |
|---|---|
| Balance, beginning of the year | $ - |
| Additions during the year: | |
| Assaying, testing and analysis | 156 |
| Consulting | 4,210 |
| Maps and drafting | 1,246 |
| Balance, end of the year | $ 5,612 |

8. **NOTES PAYABLE**

| | 2002 | 2001 |
|---|---|---|
| Note payable, bears interest of 9% per annum, is unsecured and was originally due on August 30, 1999. The Company settled this note and accrued interest for 850,000 common shares of the Company during the current year. | $ - | $ 342,132 |
| Note payable, bears interest at 1% per month, is unsecured and due on demand. The Company settled this note and accrued interest for 1,356,982 common shares of the Company during the current year (Note 3). | - | 200,000 |
| Note payable, bears interest at 1% per month, secured by a general security agreement and was originally due on July 31, 2002. Subsequent to the year ended November 30, 2002, the note was repaid in full. | 35,000 | 35,000 |
| | 35,000 | $ 577,132 |
| Accrued interest | - | 76,015 |
| | $ 35,000 | $ 653,147 |

## 9. DEBENTURE PAYABLE

| | | 2002 | 2001 |
|---|---|---|---|
| Debenture payable, bears interest at 12% per annum, secured by a fixed charge over the Company's assets and due on December 31, 2003. The debenture payable includes a principle balance of $130,000 and accrued interest of $6,411 | $ | 136,411 | - |

## 10. CAPITAL STOCK

| | Number of Shares | Amount |
|---|---|---|
| Authorized | | |
| 100,000,000 common shares without par value | | |
| Issued and outstanding | | |
| At November 30, 2000 | 5,686,260 | $ 5,719,857 |
| For cash – exercise of warrants | 538,500 | 165,400 |
| For loan bonus | 35,000 | 7,000 |
| At November 30, 2001 | 6,259,760 | 5,892,257 |
| For acquisition of mineral property | 60,000 | 11,400 |
| For settlement of debt | 3,295,064 | 801,811 |
| At November 30, 2002 | 9,614,824 | $ 6,705,468 |

**Stock options and warrants**

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

No incentive stock options were outstanding as at November 30, 2001 and 2002.

During the year ended November 30, 2002, 711,500 share purchase warrants at an exercise price of $0.40, expired.

## 11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

| | 2002 | 2001 |
|---|---|---|
| Cash paid during the year for interest | $ 4,445 | $ 401 |
| Cash paid during the year for income taxes | $ - | $ - |

Significant non-cash transactions for the year ended November 30, 2002 included:

a) The Company issuing 1,088,082 common shares to settle accounts payable and accrued liabilities totalling $160,707.

b) The Company issuing 2,206,982 common shares to settle notes payable and accrued interest totalling $641,104.

c) The Company issuing 60,000 common shares valued at $11,400 to acquire mineral properties.

Significant non-cash transactions for the year ended November 30, 2001 included:

a) The Company issuing 35,000 common shares, valued at $7,000, as a loan bonus.

b) The Company settling $273,000 in advances to Lute by receiving 2,000,000 common shares of Secureview, accruing $50,000 due from Secureview and assuming Lute's debt to Quest in the amount of $200,000 plus accrued interest.

## 12. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $7,000 (2001 - $12,000) for administration fees to a company controlled by a director.

b) Paid or accrued $13,673 (2001 - $27,000) for consulting fees to a director.

c) Paid or accrued $19,673 (2001 - $30,000) for management services to a company controlled by a director.

d) Paid or accrued $19,971 (2001 - $25,000) for rent to a company controlled by a director.

e) Issued 576,691 common shares (2001 - Nil) to a director and companies controlled by a director as settlement of accounts payable and accrued liabilities totalling $109,564 (2001 - $Nil).

Included in accounts payable and accrued liabilities is $3,320 (2001 - $46,848) owing to companies controlled by a director.

These transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with third parties and, therefore, are measured at the exchange amount.

## 13. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

| | 2002 | 2001 |
|---|---|---|
| Loss before income taxes | $ (496,562) | $ (414,117) |
| Current income taxes (recovery) at statutory rate | $ (196,639) | $ (184,696) |
| Amortization of capital assets | 266 | 375 |
| Write-down of investments | 112,345 | - |
| Unrecognized benefits of non-capital losses | 84,028 | 184,321 |
| Total income taxes | $ - | $ - |

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

| | 2002 | 2001 |
|---|---|---|
| Future income tax assets: | | |
| Capital assets | $ 799 | $ 648 |
| Operating losses available for future periods | 503,787 | 538,528 |
| Mineral property costs | 209,781 | 248,837 |
| Capital losses available for future periods | 66,472 | 70,480 |
| | 780,839 | 858,493 |
| Valuation allowance | (780,839) | (858,493) |
| Net future income tax asset | $ - | $ - |

The Company has incurred approximately $1,340,000 of operating losses which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses of approximately $350,000 and resource exploration expenditures of approximately $575,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

## 14. SEGMENTED INFORMATION

The Company currently operates in one reportable operating segment, being the exploration and development of mineral properties in Canada.

## 15. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, notes receivable, accounts payable and accrued liabilities, notes payable and debenture payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

## 16. SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2002:

a) The Company received cash proceeds of $375,000 pursuant to a private placement of up to 6,000,000 units at $0.15 per unit. Each unit consist of one common share plus one warrant to acquire an additional common share for $0.20 for the first year and at $0.25 for the second year.

b) The Company granted incentive stock options enabling the holders to acquire up to 900,000 common shares exercisable at a price of $0.15 until January 13, 2005.

c) The Company entered into negotiations on an option, subject to regulatory approval, to earn a 60% interest in the Nickel Offsets Gold Deposit located in the Tully Township of the Porcupine Mining Division in Ontario for consideration of cash payments of $25,000 upon signing of a formal agreement, $25,000 upon regulatory approval, $50,000 upon completion of a forty-five day due diligence period and $50,000 in each of the next four years. Exploration expenditures are to be $3,000,000 over the next four years and a $50,000 fee is payable in any year that a minimum work program of $500,000 is not completed.

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE NO. 82-5091

BCSC

03 JUL -8 AM 7:21

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

*Freedom of Information and Protection of Privacy Act:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

## ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | | | DATE OF REPORT Y | M | D |
|---|---|---|---|---|---|---|
| ARGENT RESOURCES LTD. | 02 | 11 | 30 | 03 | 02 | 20 |

ISSUER ADDRESS
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604

| CITY/ | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| VANCOUVER | BC | V6B 4N9 | 604-687-4670 | 604-681-0405 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| GARY SCHELLENBERG | DIRECTOR | 604-681-0405 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| gschel@netrover.com | argentresources.com |

## CERTIFICATE

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y | M | D |
|---|---|---|---|---|
| [signature] | GARY SCHELLENBERG | 03 | 04 | 15 |
| [signature] | BERNARD DEWONCK | 03 | 04 | 15 |

FIN51-901F Rev.2000/12/19

## SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended November 30, 2002.

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached audited financial statements for the year ended November 30, 2002.

2. See Note 12 of the attached audited financial statements.

3. a) For the year to date, common shares were issued as follows:

| Date | Type of Security | Type of Issue | Number of Shares | Price per Share | Total Value | Type of Consideration | Commissions |
|---|---|---|---|---|---|---|---|
| November 14, 2002 | Common shares | Debt settlement | 1,906,390 | $ 0.19 | $ 362,214 | Debt settlement | $ - |
| November 14, 2002 | Common shares | Debt settlement | 511,431 | 0.10 | 51,143 | Debt settlement | - |
| November 14, 2002 | Common shares | Mineral property option | 60,000 | 0.19 | 11,400 | Mineral property interest | - |
| November 14, 2002 | Common shares | Debt settlement | 850,000 | 0.4509 | 383,278 | Debt settlement | - |
| November 27, 2002 | Common shares | Debt settlement | 27,243 | 0.19 | 5,176 | Debt settlement | - |

b) No incentive stock options were granted during the year ended November 30, 2002.

4. a) Authorized: 100,000,000 common shares without par value

b) Issued: 9,614,824 common shares with a stated value of $6,705,468.

c) There are no incentive stock options outstanding at November 30, 2002.

d) There are no shares held in escrow or subject to a pooling agreement.

5. List of directors and officers: Gary Schellenberg – Director and CEO
Bernard Dewonck – Director and President
John Lando – Director (resigned January 10, 2003)
Donald Penner – Director
John Fraser – Director
Eileen Browne – Secretary

## SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

### A) Description of Business

Argent Resources Ltd. is currently an active company classified as a resource issuer, having acquired a mineral property of merit.

Prior to the acquisition of the mineral property, the Issuer's principal asset consisted of its share holdings in Secureview Systems Inc. and therefore according to TSX regulations was no longer a resource company and had to go through a change in business. The Issuer completed a transaction that divested it of the share holdings for promissory notes, which were subsequently written-down (see section C below).

### B) Discussion Of Operations

At Argent's 2002 Annual General Meeting held on May 22, 2002, management sought and received shareholder approval for a possible share consolidation as well as a possible change of control in the event that post consolidation shares are issued for debt. These measures were not implemented.

On June 26, 2002 Argent was suspended from trading by order of the TSX Venture Exchange as a result of the company terminating its proposed Change of Business as mentioned in its news release dated April 25, 2002, not maintaining Tier 2 maintenance requirements and having been designated an Inactive Issuer for more than 18 months. This action was anticipated by management as it had requested direction from the TSX Compliance Department to expedite the resumption of trading of Argent's securities. The company was required to submit a reactivation plan that included acquisition of a property of merit in order to reactivate as a resource issuer, have working capital to maintain operations for six months and reduce outstanding debts.

Argent signed a formal agreement dated July 19,2002 with Eastfield Resources Ltd., which was approved by the TSX Venture Exchange ("TSX"), whereby Argent has an option to earn up to a 70% interest in the 92 unit Iron Lake copper-gold-palladium property located in the Cariboo region of BC. Argent may earn a 55% interest in the Iron Lake property by making staged share issuances totalling 300,000 common shares, option payments totalling $100,000 and completing exploration work totalling $1,000,000 within the five-year term of the agreement. The TSX has also approved the independent geological report on the property.

Argent negotiated a $150,000 loan from 515175 B.C. Ltd., DBA Capital Associates, to be used for exploration on the Iron Lake property and for working capital. The loan has a term of one year at a 12% interest rate per annum. This transaction was approved by the TSX.

Argent received approval from the TSX for a debt settlement plan involving both cash settlements to certain creditors and shares for debt to others. A total of 3,295,064 shares were issued.

Argent also completed a transaction that divested it of the share holdings in Secureview Systems Inc., for promissory notes, thereby eliminating the share holdings as its principal asset and the requirement of a change of business.

Having met the TSX requirements for reactivation, trading in Argent shares on the TSX resumed on October 3, 2002.

## SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

### C) Discussion of Financial Operations

i) Deferred Exploration Expenditures

The Issuer had deferred exploration expenditures in this year of $5,612 primarily for consulting on the Iron Lake Property.

ii) Financial Information

Since incorporation the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.

For the year ended November 30, 2002, the Issuer has posted a loss of $496,562 for the year ended November 30, 2001, the loss was $414,117.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 9,614,824 shares outstanding on a fully diluted basis.

iii) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by a Director and 50% by the spouse of a Director. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. No fees were accrued or paid in the third quarter. Total fees of $4,673 were accrued or paid in the fourth quarter.

iv) Investor Relations

Investor relations activities continued during a majority of the year to a limited extent, consisting primarily of responses by management to inquiries received. Effective October 1, 2002, the Issuer entered into an investor relations agreement for $5,000 per month which can be terminated on fourteen days notice.

v) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

vi) Transactions Requiring Regulatory Approval

All transactions prior to year end requiring regulatory approval have received such approval.

## SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

### D) Subsequent Events

Argent arranged a non-brokered private placement of 6 million units at $0.15 per unit to total $900,000. Each unit consists of 1 share plus 1 share purchase warrant which can be exercised over a 2-year period at $0.20 during the first year and at $0.25 during the second year. The proceeds of the private placement will be used to evaluate several potential Canadian gold project acquisitions, advance the Company's Iron Lake prospect in B.C., repayment of loans and for general corporate purposes. A 5% finder's fee is payable an a portion of this placement. Regulatory approval has been received for this placement.

Mr. John Fraser, P.Geo. has been appointed to the Board of Directors. Mr. John Lando has resigned as Director to allow for the appointment of Mr. Fraser.

Argent has granted stock options to certain directors and employees of Argent entitling them to purchase up to 900,000 common shares of the capital stock in the Company at a price of $0.15 for the next two years. This stock option plan is subject to shareholder ratification at the Company's Annual General Meeting on May 14, 2003.

The Company has signed a letter agreement to enter into a formal option agreement with Black Pearl Minerals Consolidated Inc. ("Pearl") whereby Argent can earn up to a 60% interest in Pearl's 100% owned Nickel Offsets Gold Deposit, located in Tully Township, Porcupine Mining Division, approximately 40km northeast of Timmins, Ontario

Highlights of the option agreement include Argent spending $3 million Cdn. over a 4 year period to earn a 60% interest in the deposit, paying Pearl $25,000 on signing, $25,000 upon exchange approval, $50,000 upon completion of a 45 day due diligence period and cash payments of $50,000 for four years. In any year during the initial vesting period that a minimum work program of $500,000 is not completed, an additional $50,000 fee will be paid to Pearl by Argent. Upon Argent earning its 60% interest, a joint-venture will be formed with Pearl. Any party diluting below a 10% interest will convert to a 10% NPI. Pearl has granted Argent a one-time election after vesting its interest to earn an additional 10% interest in the property by completing a feasibility study. The above agreement is subject to regulatory approvals, and a finders fee is payable with respect to this transaction.

# ARGENT RESOURCES LTD.

# FINANCIAL STATEMENTS

# NOVEMBER 30, 2002

## AUDITORS' REPORT

To the Shareholders of
Argent Resources Ltd.

We have audited the balance sheets of Argent Resources Ltd. as at November 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

Vancouver, Canada

Chartered Accountants

February 27, 2003

**ARGENT RESOURCES LTD.**
BALANCE SHEETS
AS AT NOVEMBER 30

| | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 69,525 | $ 6,724 |
| Receivables | 1,928 | 53,972 |
| Notes receivable (Note 4) | 31,300 | - |
| | 102,753 | 60,696 |
| **Long-term investment** (Note 5) | - | 315,000 |
| **Capital assets** (Note 6) | 1,158 | 1,829 |
| **Mineral properties** (Note 7) | 17,012 | - |
| | $ 120,923 | $ 377,525 |
| **LIABILITIES AND SHAREHOLDERS' DEFICIENCY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 47,010 | $ 138,525 |
| Notes payable (Note 8) | 35,000 | 653,147 |
| | 82,010 | 791,672 |
| **Debenture payable** (Note 9) | 136,411 | - |
| | 218,421 | 791,672 |
| **Shareholders' deficiency** | | |
| Capital stock (Note 10) | 6,705,468 | 5,892,257 |
| Deficit | (6,802,966) | (6,306,404) |
| | (97,498) | (414,147) |
| | $ 120,923 | $ 377,525 |

**Nature and continuance of operations** (Note 1)
**Subsequent events** (Note 16)
**On behalf of the Board:**

_______________ Director _______________ Director

The accompanying notes are an integral part of these financial statements.

**ARGENT RESOURCES LTD.**
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED NOVEMBER 30

| | 2002 | 2001 |
|---|---|---|
| **EXPENSES** | | |
| Administration fees | $ 7,000 | $ 12,000 |
| Amortization | 671 | 841 |
| Consulting fees | 15,294 | 27,000 |
| Financing fees | - | 25,771 |
| Interest and loan bonus | 33,643 | 39,327 |
| Management fees | 19,673 | 30,000 |
| Office and miscellaneous | 10,171 | 22,191 |
| Professional fees | 29,777 | 57,984 |
| Property evaluation | - | 11,547 |
| Rent | 24,971 | 25,000 |
| Shareholder communications | 10,884 | 8,747 |
| Transfer agent and filing fees | 10,778 | 8,441 |
| Travel | - | 2,398 |
| | (162,862) | (271,247) |
| **OTHER ITEMS** | | |
| Loss on settlement of advances (Note 3) | - | (142,870) |
| Write-off of receivable (Note 3) | (50,000) | - |
| Write-down of notes receivable (Note 4) | (283,700) | - |
| | (333,700) | (142,870) |
| **Loss for the year** | (496,562) | (414,117) |
| **Deficit, beginning of year** | (6,306,404) | (5,892,287) |
| **Deficit, end of year** | $ (6,802,966) | $ (6,306,404) |
| **Basic and diluted loss per share** | $ (0.08) | $ (0.07) |
| **Weighted average number of shares outstanding** | 6,405,861 | 6,174,245 |

The accompanying notes are an integral part of these financial statements.

**ARGENT RESOURCES LTD.**
STATEMENTS OF CASH FLOWS
YEAR ENDED NOVEMBER 30

| | 2002 | 2001 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Loss for the year | $ (496,562) | $ (414,117) |
| Items not affecting cash: | | |
| Amortization | 671 | 841 |
| Interest accrued | 29,368 | 31,287 |
| Shares issued for loan bonus | - | 7,000 |
| Loss on settlement of advances | - | 142,870 |
| Write-off of receivable | 50,000 | - |
| Write-down of notes receivable | 283,700 | - |
| Changes in non-cash working capital items: | | |
| (Increase) decrease in receivables | 2,044 | (892) |
| Increase in accounts payable and accrued liabilities | 69,192 | 79,644 |
| Cash used in operating activities | (61,587) | (153,367) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Mineral properties | (5,612) | - |
| Cash used in investing activities | (5,612) | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from debenture payable | 150,000 | 35,000 |
| Repayment of debenture payable | (20,000) | - |
| Capital stock issued | - | 106,400 |
| Cash provided by financing activities | 130,000 | 141,400 |
| **Change in cash position during the year** | 62,801 | (11,967) |
| **Cash position, beginning of year** | 6,724 | 18,691 |
| **Cash position, end of year** | $ 69,525 | $ 6,724 |

**Supplemental disclosures with respect to cash flows** (Note 11)

The accompanying notes are an integral part of these financial statements.

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and is in the business of exploration and development of mineral properties. In fiscal 2001, the Company abandoned its attempt to acquire a software development, training and consulting company (Note 3).

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

| | 2002 | 2001 |
|---|---|---|
| Deficit | $ (6,802,966) | $ (6,306,404) |
| Working capital (deficiency) | 20,743 | (730,976) |

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Capital assets and amortization

Capital assets are recorded at cost and are amortized annually over their estimated useful life using the following methods:

| | |
|---|---|
| Computer software | 3 years straight-line |
| Computer equipment | 30% declining balance |

### Long-term investment

The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.

Portfolio investments are accounted for on the costs basis. Declines in market value below costs are recognized when such declines are considered to be other then temporary.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

**Mineral properties**

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

**Deferred exploration costs**

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production.

**Environmental protection and rehabilitation costs**

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

**Values**

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

**Stock-based compensation**

The Company grants incentive stock options in accordance with the policies of the TSX Venture Exchange ("TSX-V") as described in Note 10. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

**2. SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

**Income taxes**

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

**Earnings (loss) per share**

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

**3. ADVANCES TO LUTE LINUX.COM CORP.**

During fiscal 2000, the Company entered into an agreement to acquire 100% of the issued and outstanding share capital of Lute Linux.com Corp. ("Lute") pursuant to which the Company advanced $273,000 to Lute.

During fiscal 2001, the agreement was terminated. As settlement of the $273,000 in advances to Lute, the Company received 2,000,000 common shares of Secureview Systems Inc. ("Secureview"), a company listed on the TSX-V. Secureview is a related party by virtue of a common director. In addition, Secureview was required to pay the Company $50,000, and the Company assumed Lute's debt to Quest Ventures Inc. ("Quest") in the amount of $200,000 plus accrued interest. During the current year, the Company issued 1,356,982 common shares to settle the amount owing to Quest (Note 8). The settlement resulted in the Company incurring a loss totalling $142,870 during fiscal 2001. During the current year, the company wrote-off the amount of $50,000 due from Secureview.

**4. NOTES RECEIVABLE**

The notes receivable totaling $31,300 are non interest bearing, mature on September 12, 2003 and are secured by 2,000,000 common shares of Secureview (Note 5). The notes receivable, originally for $315,000 (US $200,000), were received in exchange for the common shares of Secureview (Note 3) and were subsequently written down by $283,700 to reflect the market value of the 2,000,000 Secureview shares held as collateral.

**5. LONG-TERM INVESTMENT**

The investment consisted of 2,000,000 common shares of Secureview (Note 3) which were sold for cost during the current year in exchange for notes receivable of $315,000 (US $200,000) (Note 4).

## 6. CAPITAL ASSETS

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value | Cost | Accumulated Amortization | Net Book Value |
| Computer software | $ 810 | $ 586 | $ 224 | $ 810 | $ 315 | $ 495 |
| Computer equipment | 2,471 | 1,537 | 934 | 2,471 | 1,137 | 1,334 |
| | $ 3,281 | $ 2,123 | $ 1,158 | $ 3,281 | $ 1,452 | $ 1,829 |

## 7. MINERAL PROPERTIES

| | Acquisition Costs | Deferred Exploration Costs | Total 2002 | Total 2001 |
|---|---|---|---|---|
| Iron Lake Claims, British Columbia | $ 11,400 | $ 5,612 | $ 17,012 | $ - |

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

**Iron Lake Claims, British Columbia**

The Company entered into an option agreement with Eastfield Resources Ltd. ("Eastfield") whereby the Company may earn up to a 70% interest in the Iron Lake Claims located in British Columbia. To earn a 55% interest, the Company is required to incur $1,000,000 in exploration expenditures, make cash payments totalling $100,000 and provide a staged issuance of 300,000 common shares of the Company over the next four years. To earn an additional 15%, the Company must incur an additional $1,000,000 in exploration expenses.

During the current year, the Company incurred $5,612 on exploration expenditures and issued 60,000 shares valued at $11,400.

## 7. MINERAL PROPERTIES (cont'd...)

**Deferred exploration costs**

| | Iron Lake Claims British Columbia |
|---|---|
| Balance, beginning of the year | $ - |
| Additions during the year: | |
| Assaying, testing and analysis | 156 |
| Consulting | 4,210 |
| Maps and drafting | 1,246 |
| Balance, end of the year | $ 5,612 |

## 8. NOTES PAYABLE

| | 2002 | 2001 |
|---|---|---|
| Note payable, bears interest of 9% per annum, is unsecured and was originally due on August 30, 1999. The Company settled this note and accrued interest for 850,000 common shares of the Company during the current year. | $ - | $ 342,132 |
| Note payable, bears interest at 1% per month, is unsecured and due on demand. The Company settled this note and accrued interest for 1,356,982 common shares of the Company during the current year (Note 3). | - | 200,000 |
| Note payable, bears interest at 1% per month, secured by a general security agreement and was originally due on July 31, 2002. Subsequent to the year ended November 30, 2002, the note was repaid in full. | 35,000 | 35,000 |
| | 35,000 | $ 577,132 |
| Accrued interest | - | 76,015 |
| | $ 35,000 | $ 653,147 |

## 9. DEBENTURE PAYABLE

| | 2002 | 2001 |
|---|---|---|
| Debenture payable, bears interest at 12% per annum, secured by a fixed charge over the Company's assets and due on December 31, 2003. The debenture payable includes a principle balance of $130,000 and accrued interest of $6,411 | $ 136,411 | - |

## 10. CAPITAL STOCK

| | Number of Shares | Amount |
|---|---|---|
| Authorized | | |
| 100,000,000 common shares without par value | | |
| Issued and outstanding | | |
| At November 30, 2000 | 5,686,260 | $ 5,719,857 |
| For cash – exercise of warrants | 538,500 | 165,400 |
| For loan bonus | 35,000 | 7,000 |
| At November 30, 2001 | 6,259,760 | 5,892,257 |
| For acquisition of mineral property | 60,000 | 11,400 |
| For settlement of debt | 3,295,064 | 801,811 |
| At November 30, 2002 | 9,614,824 | $ 6,705,468 |

**Stock options and warrants**

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

No incentive stock options were outstanding as at November 30, 2001 and 2002.

During the year ended November 30, 2002, 711,500 share purchase warrants at an exercise price of $0.40, expired.

## 11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

| | 2002 | 2001 |
|---|---|---|
| Cash paid during the year for interest | $ 4,445 | $ 401 |
| Cash paid during the year for income taxes | $ - | $ - |

Significant non-cash transactions for the year ended November 30, 2002 included:

a) The Company issuing 1,088,082 common shares to settle accounts payable and accrued liabilities totalling $160,707.

b) The Company issuing 2,206,982 common shares to settle notes payable and accrued interest totalling $641,104.

c) The Company issuing 60,000 common shares valued at $11,400 to acquire mineral properties.

Significant non-cash transactions for the year ended November 30, 2001 included:

a) The Company issuing 35,000 common shares, valued at $7,000, as a loan bonus.

b) The Company settling $273,000 in advances to Lute by receiving 2,000,000 common shares of Secureview, accruing $50,000 due from Secureview and assuming Lute's debt to Quest in the amount of $200,000 plus accrued interest.

## 12. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $7,000 (2001 - $12,000) for administration fees to a company controlled by a director.

b) Paid or accrued $13,673 (2001 - $27,000) for consulting fees to a director.

c) Paid or accrued $19,673 (2001 - $30,000) for management services to a company controlled by a director.

d) Paid or accrued $19,971 (2001 - $25,000) for rent to a company controlled by a director.

e) Issued 576,691 common shares (2001 - Nil) to a director and companies controlled by a director as settlement of accounts payable and accrued liabilities totalling $109,564 (2001 - $Nil).

Included in accounts payable and accrued liabilities is $3,320 (2001 - $46,848) owing to companies controlled by a director.

These transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with third parties and, therefore, are measured at the exchange amount.

## 13. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

| | 2002 | 2001 |
|---|---|---|
| Loss before income taxes | $ (496,562) | $ (414,117) |
| Current income taxes (recovery) at statutory rate | $ (196,639) | $ (184,696) |
| Amortization of capital assets | 266 | 375 |
| Write-down of investments | 112,345 | - |
| Unrecognized benefits of non-capital losses | 84,028 | 184,321 |
| Total income taxes | $ - | $ - |

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

| | 2002 | 2001 |
|---|---|---|
| Future income tax assets: | | |
| Capital assets | $ 799 | $ 648 |
| Operating losses available for future periods | 503,787 | 538,528 |
| Mineral property costs | 209,781 | 248,837 |
| Capital losses available for future periods | 66,472 | 70,480 |
| | 780,839 | 858,493 |
| Valuation allowance | (780,839) | (858,493) |
| Net future income tax asset | $ - | $ - |

The Company has incurred approximately $1,340,000 of operating losses which, if unutilized, will expire through 2009. Subject to certain restrictions, the Company also has capital losses of approximately $350,000 and resource exploration expenditures of approximately $575,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

## 14. SEGMENTED INFORMATION

The Company currently operates in one reportable operating segment, being the exploration and development of mineral properties in Canada.

## 15. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, notes receivable, accounts payable and accrued liabilities, notes payable and debenture payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

## 16. SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2002:

a) The Company received cash proceeds of $375,000 pursuant to a private placement of up to 6,000,000 units at $0.15 per unit. Each unit consist of one common share plus one warrant to acquire an additional common share for $0.20 for the first year and at $0.25 for the second year.

b) The Company granted incentive stock options enabling the holders to acquire up to 900,000 common shares exercisable at a price of $0.15 until January 13, 2005.

c) The Company entered into negotiations on an option, subject to regulatory approval, to earn a 60% interest in the Nickel Offsets Gold Deposit located in the Tully Township of the Porcupine Mining Division in Ontario for consideration of cash payments of $25,000 upon signing of a formal agreement, $25,000 upon regulatory approval, $50,000 upon completion of a forty-five day due diligence period and $50,000 in each of the next four years. Exploration expenditures are to be $3,000,000 over the next four years and a $50,000 fee is payable in any year that a minimum work program of $500,000 is not completed.